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New York, New York 10006
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(646) 607-1998 (fax)

September 24, 2015

VIA: EDGAR Submission

Ms. Amanda Ravitz, Assistant Director, Office of Electronics and Machinery
Mr. Tom Jones
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc.
egistration Statement on Form F-l Filed August 31, 2015
File No. 333-206666

Dear Ms. Ravitz and Mr. Jones:

          On September 22, 2015 this Firm, on behalf of the Registrant, received your comment letter detailing a request for further information or revisions to the Registration Statement on Form F-l submitted on August 31, 2015.

          The requested information or responses have been submitted as a response to each requested item in the document that follows or were applied as amendments to the refiled Registration Statement submitted via the EDGAR system with reference made to applicable sections thereof where necessary.

The Dutchess Equity Line Transaction

1.

We note that you refer in this section and throughout your filing to an aggregate purchase price of $5 million and a minimum purchase price of $.30 per share. Please reconcile the disclosure regarding the aggregate purchase price of $5 million with the aggregate purchase price of $10 million mentioned in section 2(A) of the investment agreement with Dutchess filed as exhibit 10.16. Also, reconcile the disclosure that the put amount should be equal to the lesser amount of either 200% of the average daily volume or $200,000 with the reference to either 200% of the average daily volume or $200,000 mentioned in section 2(B) of the investment agreement. In addition, tell us the basis for your disclosure about the minimum purchase price of $.30 per share. There does not appear to be a reference in the investment agreement to such a minimum price.

Please see filed updated Exhibit 10.16 of the amended registration statement.

2.	Please tell us why you do not disclose in your filing the suspension price mentioned in section 2(C) of the investment agreement.

Please see filed updated Exhibit 10.16 of the amended registration statement.

Legal Matters, page 79

3.	Please disclose in this section the amount and nature of your securities held by your counsel.

Please see revised ‘LoPresti Law Group, P.C’ section on page 24 of the amended registration statement.

Exhibit Index, page II-6

4.

Please file as exhibits the investment agreement and the registration rights agreement dated August 21, 2015 as exhibits to your Form F-l. It appears that you filed the investment agreement and the registration rights agreement dated July 15, 2015 as exhibits to your Form F-l.

Please see filed amended Exhibits.

          Thank youfor your time and attention in reviewing the responses above and the submitted amended draft registration statement.

Very truly yours,

LOPRESTI LAW GROUP, PC

By:

Marc X. LoPresti, Esq.